April 29, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Calvert Management Series File numbers 002-69565 and 811-3101

Ladies and Gentlemen:

As counsel to Calvert Investments, Inc., it is my opinion that the securities being registered by this Post-Effective Amendment No. 73 will be legally issued, fully paid and non-assessable when sold. My opinion is based on an examination of documents related to Calvert Management Series (the "Trust"), including its Declaration of Trust, its By-Laws, other original or photostatic copies of Trust records, certificates of public officials, documents, papers, statutes, and authorities as I deemed necessary to form the basis of this opinion.

Therefore, I consent to filing this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Fund's Post-Effective Amendment No. 73 to its Registration Statement.

Sincerely,

/s/ Lancelot A. King

Lancelot A. King
Associate General Counsel